SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at September 13, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 13, 2004
Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

RESTART ACTIVITIES ADVANCING AT GIBRALTAR MINE SITE

September 13, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture: TKO; OTCBB: TKOCF) is pleased to provide an update on re-start activities at the Gibraltar open pit copper mine. The 35,000 tonnes per day operation, located near Williams Lake in south-central British Columbia, is a joint venture between Taseko and Ledcor Mining Ltd ("Ledcor"). Ledcor is operating the mine.

In April 2004, Taseko announced that it was advancing toward the resumption of operations at Gibraltar. The current plan is to extract 148 million tonnes of sulphide ore over 12 years, producing an average of 70 million pounds of copper and 980,000 pounds of molybdenum in concentrate annually, beginning in October. Oxide material, when accessed, will also be processed at a rate of up to 10 million pounds per year by the solvent extraction-electrowinning plant to produce copper cathode. Substantial additional resources have also been outlined to extend the life of the operation well beyond the current mine plan.

Ledcor personnel were mobilized to site in late May to accelerate preparations for restart. Two shovels, eight haul trucks and two drills were re-commissioned for commencement of pre-development mining operations in the Pollyanna Pit on June 10. To the end of August, some 3.35 million tons of material has been removed to facilitate access to the Pollyanna mineralization.

A new 40 cubic yard P&H 2800XPB shovel arrived at site in early July and was immediately mobilized to the in-pit assembly area where it is being erected for operation in early October. The first of five new 205 ton Terex-Unit Rig trucks reached the mine in August. This new equipment, financed by Ledcor for utilization by the joint venture, will be an integral part of the fleet during full mining operations.

Maintenance on other mining equipment and the site facilities is proceeding concurrently with the pre-production activities. Reconditioning of the crushing, conveying and concentrating equipment in the mill is being finalized. Testing of the primary and secondary crushers and filling of the fine ore bins is also underway. Mill circuits will be commissioned and concentrate production initiated in early October.

Elsewhere at the site, the Gibraltar Landfill has now been in full operation for eleven months. The landfill was developed in an area where mining activities have been completed, and is designed for a 100 year useful life. Earlier this year, this innovative private public partnership between Gibraltar and the Cariboo Regional District received the 2004 Partners in Mining Award from the Mining Association of British Columbia.

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.